AMERICAN INTERNATIONAL INDUSTRIES, INC.
601 Cien St., Suite 235, Kemah, Texas 77565
Tel: (281) 334-9479 Fax: (281) 334 9508

July 5, 2006

U. S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549
Attention: Ms. Amanda B. Roberts, Staff Accountant
Mail Stop 4561

RE: American International Industries, Inc.

Form 8-K – Item 4.01 filed June 29, 2006

File No. 000-25223

Dear Ms. Roberts:

This letter is in response to the staff’s comment letter dated June 30, 2006 regarding the Item 4.01 Form 8-K filed on June 28, 2006. In response to the staff’s comment we have inserted the following sentence in (a)(2) Engagement of New Independent Accountant. "During the two most recent fiscal years and the subesequent interim period, the Registrant's new independent accountant, John A. Braden & Company, P.C., has not been engaged by the Registrant as either the principal accountant to audit the Registrant's financial statements or as a consultant to the Registrant".

Please feel free to contact the undersigned at 936-522-6181 if the staff has any questions or comments.

Sincerely,

/s/ Gary D. Woerz

Chief Financial Officer